SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. ______)

                          MED GEN, INC.
_________________________________________________________________
                        (Name of Issuer)

             Common Stock, $.001 Par Value Per Share
_________________________________________________________________
                 (Title of Class of Securities)


                          58401X-2-09
_________________________________________________________________
                         (CUSIP Number)

                   Paul Mitchell, President
                         Med Gen, Inc.
                 7284 W. Palmetto Park Road,
                           Suite 207
                 Boca Raton, Florida 33433
                        (561) 750-1100
_________________________________________________________________
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                      August 30, 2005
_________________________________________________________________
     Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  Schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box: [  ].

Note.   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                       (Page 1 of 4 Pages)

                               13D

CUSIP NO.58401X-20-9                            Page 2 of 4 Pages

1.   Names of Reporting Persons. S.S. or I.R.S. Identification
     Nos. of Above Persons

     Paul Mitchell - SS# ###-##-####

2.   Check the Appropriate Box if a Member of a Group
                                                       (a)  [ ]
                                                       (b)  [ ]
3.   SEC Use Only

4.   Source of Funds

     SC

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                            [ ]


6.   Citizenship or Place of Organization

     Paul Mitchell - United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power

          3,532,500

8.   Shared Voting Power

          41,150

9.   Sole Dispositive Power

          3,532,500

10.  Shared Dispositive Power

          41,150

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          3,573,650

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                 [ ]

CUSIP NO. 58401X-20-9                              Page 3 of 4 Pages


13.  Percent of Class Represented by Amount of Row (11): 7.02%

14.  Type of Reporting Person: IN


ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Med Gen, Inc., a Nevada corporation ("Med Gen".) The address of the principal executive office of Med Gen is 7284 W. Palmetto Park Road, Suite 207, Boca Raton, Florida 33433; telephone (561) 750-1100.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by Paul Mitchell on behalf of himself.

     (b) Paul Mitchell has his principal business and office address at 7284 W. Palmetto Park Road, Suite 207, Boca Raton,
Florida 33433.

     (c) Paul Mitchell's principal occupation is President of Med Gen, Inc. He is employed by Med Gen, Inc.

     (d) During the last five years, Paul Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, Paul Mitchell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    Paul Mitchell is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4., Purpose of Transaction, below.

CUSIP NO. 58401X-20-9                           Page 4 of 4 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

      Mr Mitchell registered 3,500,000 common shares in a Registration statement declared effective on 8-12-2005.These shares are subject to an additional 6 month lock-up agreement and may not be sold until 2-12-2006. Mr Mitchell owns 32,500 shares in his own name and 41,150 in the name of Di-Su Holding, a Company he shares a 50% interest with Mr Kravitz the CEO.


ITEM 5.  INTEREST IN SECURITIES OF MED GEN.

     Paul  Mitchell is the direct owner of 3,573,650  shares,  or  7.02%
of Med Gen's issued and outstanding common stock.Paul Mitchell has sold no shares of common stock of Med Gen within the past 60 days and filed Form 4 as required under the Securities Act.No person or entity other than Paul Mitchell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares owned by Paul Mitchell.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF MED GEN

      3,500,000 common shares are subject to a 6 month lock-up agreement and cannot be sold until 2-12-2006.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Med Gen, Inc.


                                     By:/S/ Paul Mitchell
                                        ---------------------------
                                        Paul Mitchell,
                                        Title: President

                                        /s/ Paul Mitchell
                                        ------------------------------
                                        Paul Mitchell, Individually